CELSIUS HOLDINGS, INC.
140 NE 4th Avenue, Suite C
Delray Beach, Florida  33483

October 9, 2007

Mr. H. Christopher Owings
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549-7010

Re:         Celsius Holdings, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 24, 2007
File No. 333-144751

Dear Mr. Owings:

At the request of the U.S. Securities and Exchange Commission, we are providing this letter in response to certain comments made in the Commission’s letter dated October 9, 2007 regarding the Amendment No. 2 to the Company’s Registration Statement on form SB-2 filed on September 24, 2007 (the “Registration Statement”).  We are providing the following letter containing our responses.

Form SB-2

Current Business of the Company, page 23

COMMENT 1:
We note your response to comment 5 in our letter of September 20, 2007. We note your indication that it is not feasible to provide a timetable for achieving the expansion efforts you discussed. However, you continue to state on page 23 that “[o]ne [you] have a comprehensive network in place, [you] plan on launching additional brands through that network.” If you are not focused on expanding your beverage brand at this time, please revise your disclosure to specifically state this and explain why. Please also indicate what aspect of your business you are focused on at this time.

RESPONSE:	We have revised the Registration Statement to state that the Company is focused on increasing sales of the existing products and we have deleted the reference of launching additional brands.

Mr. Owings
October 9, 2007

Exhibit 5.1 Opinion of Counsel

COMMENT 1:
We note the legality opinion state that “This opinion is rendered as of the date hereof.” This implies that the opinion is valid only as of September 24, 2007, the date you filed your registration statement. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the quoted language, or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

RESPONSE:	The opinion has been revised to conform to the comment.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Matthew Ogurick at (305) 539-3352 or myself at (561) 276-2239.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Jan Norelid
Jan Norelid
Chief Financial Officer